

February 12, 2013

<u>Via E-mail</u>
Mr. David Mough
President
Gold Ridge Resources, Inc.
7582 Las Vegas Blvd. South
Suite 552
Las Vegas, NV 89123-1060

> **Re: Gold Ridge Resources, Inc.**
> **Amendment No. 1 to Registration Statement on Form S-1**
> **Filed February 1, 2013**
> **File No. 333-184793**

Dear Mr. Mough:

We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

<u>Risk Factors, page 8</u>

1. Please reconcile the third risk factor on page 8 with your discussion of the proposed use of proceeds on page 17.

<u>Use of Proceeds, page 17</u>

2. Please provide clear disclosure as to what level of proceeds is needed to commence phase one. The tabular disclosure reflects no proceeds allocated to phase one if you raise $25,000 or less. However, the narrative following the table states that if you raise more than $25,000 you would conduct phase one. Similarly, revise disclosure throughout the prospectus to clearly reflect this level.

3. We reissue comment 12 in our letter dated November 29, 2012. Please provide a more detailed discussion of the allocation of proceeds to working capital, including the administrative expenses to be covered. Clarify whether compensation to officers or directors would fall within administrative expenses. Consider breaking out separately the amount to be allocated to phase two, rather than including such amount in working capital. Also, please revise the references to Phase 11 to refer to Phase 2, if correct. If not, please advise.

Plan of Distribution, page 21

4. We reissue comment 14 in our letter dated November 29, 2012. We note the statement on page 23 that the subscriptions, once received by the company, are irrevocable. Advise us how, under applicable state law, the offer to subscribe to purchase shares can legally be an irrevocable offer to purchase those shares. We may have further comment.

Description of Business, page 25

5. We note your response to comment 3 in our letter dated November 29, 2012. It appears the terms of your advanced minimum royalty disclosed on page 25 do not correspond to the terms disclosed on page 26. Please advise.

6. We note your statement on page 25 that your technical report has been included as Exhibit 99.1 in your Form S-1 registration statement. We are unable to locate your technical report as Exhibit 99.1. Please advise.

Financial Details of Lease Agreement on Claims, page 26

7. Based on your discussion of the proposed use of proceeds from this offering on page 17, it appears that you do not intend to use proceeds from this offering to pay the advance royalty payments. Please discuss how you intend to pay the advance royalty payments as they become due.

Property Description and Ownership, page 29

8. Please clarify the responsible party for maintaining the BLM annual fees.

Phase Two, page 39

9. We partially reissue comment 16 in our letter dated November 29, 2012. Please provide a more detailed discussion of your planned exploration in phase two, including the activities to occur, the estimated cost of these activities and the anticipated time frame for phase two.

Regulations, page 39

10. We partially reissue comment 17 in our letter dated November 29, 2012. We note your disclosure on page 39 that you must submit the plan of operations for review and approval in order to explore for minerals on your mineral claim. Please discuss whether you have received that approval and, if not, the status of the approval as required by Item 101(h)(4)(viii) of Regulation S-K.

Directors and Officers, page 49

11. Please provide the business experience for each officer and director for the past five years, as required by Item 401(e)(1) of Regulation S-K. For each business experience provide the beginning and ending dates of employment.

Executive Compensation, page 52

12. We reissue comment 21 in our letter dated November 29, 2012. We continue to note the disclosure before the summary compensation table refers to June 30, 2010. Please reconcile that disclosure with the table.

Certain Relationships and Related Transactions, page 53

13. We note your response to comment 22 in our letter dated November 29, 2012. Please provide the disclosure required by Item 404(a)(5) of Regulation S-K.

Interim Financial Statements, page F1-1

14. Please ensure your financial statements are updated to comply with Rule 8-08 of Regulation S-X and provide a current consent of your independent accountant.

Report of Independent Registered Public Accounting Firm, page F2-1

15. We note your modified auditor's report in response to our prior comment 25 opines on the most recent annual period (the year ended June 30, 2012) and the period from inception to June 30, 2012. The report does not appear to opine on your prior fiscal year (the period from inception to June 30, 2011). Please obtain and file an audit report that identifies all three periods in the introductory paragraph, and opines on all three periods in the opinion paragraph.

Outside Back Cover Page of Prospectus

16. Please explain the reference to selling shareholders in the dealer prospectus delivery obligation disclosure.

Exhibits

17. We note that the subscription agreement included as Exhibit 10.1 indicates that the company is offering a total of 100,000,000 shares of its common stock. Please reconcile the subscription agreement with disclosure throughout the prospectus that the company is offering up to 10,000,000 shares of its common stock.

18. The representation specified in the subscription agreement requiring subscribers to represent that they have read the prospectus should be deleted, unless the representation is included because of state law or other requirement. In that event, a copy of the requirement should be furnished to us as supplemental information and the subscription agreement must be revised to include a statement in a prominent place informing the subscribers that by making such representations they have not waived any right of action they may have under the applicable federal securities laws. In addition, it should be noted that the federal securities laws specifically provide that any such waiver would be unenforceable. The subscription agreement should also note whether the company intends to assert the representation as a defense in any subsequent litigation.

19. Please file Exhibit 10.2 in its entirety. We note that Exhibit A to Exhibit 10.2 has not been included.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

You may contact John Coleman, Mining Engineer, at (202) 551-3610 with questions about engineering comments. You may contact James Giugliano at (202) 551-3319 or Brian Bhandari at (202) 551-3390 if you have questions regarding comments on the financial statements and related matters. Please contact Tiffany Piland at (202) 551-3589 or Pamela Howell at (202) 551-3357 with any other questions.

Sincerely,

/s/ Pamela Howell
for

John Reynolds
Assistant Director